MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months and nine months ended September 30, 2017 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 and the related MD&A. We use certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U . S .. dollars unless otherwise indicated. This MD&A is dated as of October 30, 2017 and all information contained is current as of October 30, 2017 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2017, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 14
Consolidated Operations	Page 4	Non IFRS Measures	Page 16
Guanaceví Operations	Page 6	Quarterly Results and Trends	Page 22
Bolañitos Operations	Page 9	Annual Outlook	Page 26
El Cubo Operations	Page 11	Liquidity and Capital Resources	Page 33
Development Activities	Page 13	Changes in Accounting Policies	Page 33
Exploration Results	Page 13	Controls and Procedures	Page 35

2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Three Months Ended September 30			Q3 2017 Highlights	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
Production
1,262,064	1,284,646	(2%)	Silver ounces produced	3,482,826	4,346,562	(20%)
13,648	14,364	(5%)	Gold ounces produced	38,430	45,973	(16%)
1,231,975	1,258,408	(2%)	Payable silver ounces produced	3,402,884	4,243,199	(20%)
13,337	13,939	(4%)	Payable gold ounces produced	37,552	44,657	(16%)
2,217,424	2,290,126	(3%)	Silver equivalent ounces produced(1)	6,172,926	7,564,672	(18%)
8.11	5.27	54%	Cash costs per silver ounce(2)(3)	8.10	6.13	32%
11.74	7.28	61%	Total production costs per ounce(2)(4)	11.80	8.92	32%
17.53	11.47	53%	All-in sustaining costs per ounce(2)(5)	18.71	11.01	70%
322,784	355,611	(9%)	Processed tonnes	929,949	1,141,362	(19%)
84.81	71.18	19%	Direct production costs per tonne(2)(6)	81.60	72.89	12%
11.94	11.06	8%	Silver co-product cash costs (7)	12.01	10.60	13%
902	773	17%	Gold co-product cash costs (7)	886	808	10%
Financial
39.8	42.1	(5%)	Revenue ($ millions)	108.9	128.1	(15%)
1,275,922	1,200,466	6%	Silver ounces sold	3,500,337	4,205,575	(17%)
13,759	14,228	(3%)	Gold ounces sold	37,343	44,847	(17%)
17.20	19.16	(10%)	Realized silver price per ounce	17.40	16.80	4%
1,299	1,340	(3%)	Realized gold price per ounce	1,284	1,281	0%
1.0	5.6	(82%)	Net earnings (loss) ($ millions)	7.0	9.1	(23%)
7.3	15.2	(52%)	Mine operating earnings (loss) ($ millions)	20.6	34.4	(40%)
11.9	17.8	(33%)	Mine operating cash flow(8) ($ millions)	32.7	46.5	(30%)
5.7	8.2	(31%)	Operating cash flow before working capital changes (9)	18.9	25.1	(24%)
6.1	10.8	(44%)	Earnings before ITDA (10)	18.7	29.6	(37%)
70.3	91.9	(24%)	Working capital ($ millions)	70.3	91.9	(24%)
Shareholders
0.01	0.04	75%	Earnings (loss) per share – basic	0.06	0.08	(25%)
0.04	0.07	(43%)	Operating cash flow before working capital changes per share (9)	0.15	0.22	(32%)
127,456,410	125,277,591	2%	Weighted average shares outstanding	127,291,688	114,426,580	11%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 16.

(9)	See Reconciliation to IFRS on page 17 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

REVIEW OF OPERATING RESULTS

The Company is engaged in silver mining and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company is advancing three exploration and development projects in Mexico, including the Company’s high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas property and the leased La Plata plant in Zacatecas state, and the prospective Parral properties in Chihuahua state.

Consolidated Production Results for the Three Months and Nine Months Ended September 30, 2017 and 2016

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
322,784	355,611	(9%)	Ore tonnes processed	929,949	1,141,362	(19%)
144	133	8%	Average silver grade (gpt)	135	140	(3%)
84.5	84.3	0%	Silver recovery (%)	86.1	84.6	2%
1,262,064	1,284,646	(2%)	Total silver ounces produced	3,482,826	4,346,562	(20%)
1,231,975	1,258,408	(2%)	Payable silver ounces produced	3,402,884	4,243,199	(20%)
1.58	1.55	2%	Average gold grade (gpt)	1.52	1.54	(1%)
83.4	80.8	3%	Gold recovery (%)	84.5	81.2	4%
13,648	14,364	(5%)	Total gold ounces produced	38,430	45,973	(16%)
13,337	13,939	(4%)	Payable gold ounces produced	37,552	44,657	(16%)
2,217,424	2,290,126	(3%)	Silver equivalent ounces produced(1)	6,172,926	7,564,672	(18%)
8.11	5.27	54%	Cash costs per silver ounce(2)(3)	8.10	6.13	32%
11.74	7.28	61%	Total production costs per ounce(2)(4)	11.80	8.92	32%
17.53	11.47	53%	All in sustaining cost per ounce (2)(5)	18.71	11.01	70%
84.81	71.18	19%	Direct production costs per tonne(2)(6)	81.60	72.89	12%
11.94	11.06	8%	Silver co-product cash costs (7)	12.01	10.60	13%
902	773	17%	Gold co-product cash costs (7)	886	808	10%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Consolidated Production

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Consolidated silver production during Q3, 2017 was 1,262,064 ounces (oz), a decrease of 2% compared to 1,284,646 oz in Q3, 2016, and gold production was 13,648 oz, a decrease of 5% compared to 14,364 oz in Q3, 2016. Plant throughput was 322,784 tonnes at average grades of 144 grams per tonne (gpt) silver and 1.58 gpt gold, compared to 355,611 tonnes grading 133 gpt silver and 1.55 gpt gold in Q3, 2016. Metal production decreased due to lower throughput partly offset by higher grades.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Consolidated silver production during 2017 was 3,482,826 oz, a decrease of 20% compared to 4,346,562 oz in 2016, and gold production was 38,430 oz, a decrease of 16% compared to 45,973 oz in 2016. Plant throughput was 929,949 tonnes at average grades of 135 gpt silver and 1.52 gpt gold, compared to 1,141,362 tonnes grading 140 gpt silver and 1.54 gpt gold in 2016. Metal production primarily decreased primarily due to lower throughput.

Production was down year-on-year due to significantly reduced spending on exploration and development at low metal prices in fiscal 2015 and 2016, which reduced our mine access to ore and therefore production in 2017. We restarted our exploration and development programs in the third quarter 2016 to once again expand resources and access reserves.

Management originally guided 2017 production at Guanaceví to range from 2.4 to 2.6 million silver oz and 5,300 to 6,300 gold oz. However, three unrelated operating issues caused production to fall below plan. The Santa Cruz mine encountered an influx of hot water and neither the pumping nor ventilation systems were capable of handling the increased water and heat so access to this area was lost due to flooding of the mine. Management implemented operational changes and made capital investments in 2017 to improve the pumping, ventilation and electrical systems and the mine was dewatered once again by late June.

Guanaceví also endured slower than planned mine development due to narrower vein widths than in the resource model resulting in lower mine output than planned. Management completed an internal review of reserves and resources and developed a revised mine plan for the balance of 2017. Due to the narrower widths, management in July re-estimated production to range from 800 to 900 tonnes per day, and revised Guanaceví 2017 forecast production guidance downwards to 2.0 to 2.1 million oz and 4,400 to 4,500 gold oz.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Lastly, also in July, a lightning strike caused a power outage, resulting in another pump failure and renewed flooding in the deeper working areas of Santa Cruz. Recent completion of electrical and ventilation repairs and construction of a new underground pump station should help improve production consistency going forward. Management will continue to closely monitor the operating performance at Guanaceví. Returning Guanaceví to long-term profitability lies in developing two new orebodies, Milache and Santa Cruz Sur. Underground ramp access is already underway towards Milache and initial production is expected in the second half of 2018. Mine development at Santa Cruz Sur is scheduled to commence this quarter with initial production scheduled to coincide with production from Milache.

Consolidated Operating Costs

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Direct production costs per tonne in Q3, 2017 increased 19% compared with Q3, 2016. Reduced production at Guancevi was key driver behind the higher costs. Cash costs rose 54% on a consolidated basis due to the lower production offset by slight improvement in grades and recoveries. All-in sustaining costs rose as a result of higher cash costs and management significantly increasing capital investments for the long-term benefit of Guanaceví and El Cubo after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Direct production costs per tonne in 2017 increased 12% compared with the same period ended Q3, 2016. Reduced production had a direct impact on cash costs, which rose 32% on a consolidated basis due to the lower production and slightly lower silver grades. All-in sustaining costs rose as a result of higher cash costs and management significantly increasing capital investments for the long-term benefit of Guanaceví and El Cubo after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Guanaceví Operations

The Guanaceví operation is currently mining high-grade ore from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for 493 people and engages 385 contractors.

Guanaceví mine production continues to lag below plant capacity due to three unrelated operating issues, now mostly resolved. The Santa Cruz mine encountered an influx of hot water and neither the pumping nor ventilation systems were capable of handling the increased water and heat so access to this area was lost due to flooding of the mine. Management implemented operational changes and made capital investments in 2017 to improve the pumping, ventilation and electrical systems and the mine was dewatered once again by late June.

Guanaceví also endured slower than planned mine development due to narrower vein widths than in the resource model resulting in lower mine output than planned. Management completed an internal review of reserves and resources and develoed a revised mine plan for the balance of 2017. An internal review has been completed and determined vein widths within the current workings are expected to continue for the remainder of the year. Due to the narrower widths, management in July re-estimated production to range from 800 to 900 tonnes per day, and revised Guanaceví 2017 forecast production guidance downwards to 2.0 to 2.1 million oz and 4,400 to 4,500 gold oz.

Lastly, also in July, a lightning strike caused a power outage, resulting in another pump failure and renewed flooding in the deeper working areas. Recent completion of electrical and ventilation repairs and construction of a new underground pump station should improve production consistency going forward. Management will continue to closely monitor the operating performance at Guanaceví.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Returning Guanaceví to long-term profitability lies in developing two new orebodies, Milache and Santa Cruz Sur. Underground ramp access is already underway towards Milache and initial production is expected in the second half of 2018. Mine development at Santa Cruz Sur is scheduled to commence this quarter with initial production scheduled to coincide with production from Milache..

Production Results for the Three Months and Nine Months Ended September 30, 2017 and 2016

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
74,649	82,059	(9%)	Ore tonnes processed	237,232	279,591	(15%)
250	235	6%	Average silver grade (g/t)	226	239	(5%)
87.2	87.5	(0%)	Silver recovery (%)	88.3	84.9	4%
522,907	542,385	(4%)	Total silver ounces produced	1,522,331	1,823,337	(17%)
522,385	545,838	(4%)	Payable silver ounces produced	1,520,809	1,820,903	(16%)
0.57	0.51	12%	Average gold grade (g/t)	0.52	0.52	0%
89.5	86.4	4%	Gold recovery (%)	88.1	87.6	1%
1,224	1,163	5%	Total gold ounces produced	3,495	4,096	(15%)
1,224	1,170	5%	Payable gold ounces produced	3,491	4,090	(15%)
608,587	623,795	(2%)	Silver equivalent ounces produced(1)	1,766,981	2,110,057	(16%)
13.68	11.12	23%	Cash costs per silver ounce(2)(3)	13.78	9.93	39%
20.48	14.15	45%	Total production costs per ounce(2)(4)	20.30	12.94	57%
23.47	21.53	9%	All in sustaining cost per ounce (2)(5)	24.76	17.98	38%
117.15	93.24	26%	Direct production costs per tonne(2)(6)	107.16	82.22	30%
14.21	12.27	16%	Silver co-product cash costs (7)	14.28	10.76	33%
1,073	858	25%	Gold co-product cash costs (7)	1,054	821	28%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Guanaceví Production Results

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Silver production at the Guanaceví mine during Q3, 2017 was 522,907 oz, a decrease of 4% compared to 542,385 oz in Q3, 2016, and gold production was 1,224 oz, an increase of 5% compared to 1,163 oz in Q3, 2016. Plant throughput was 74,649 tonnes at average grades of 250 gpt silver and 0.57 gpt gold, compared to 82,059 tonnes grading 235 gpt silver and 0.51 gpt gold in Q3, 2016. Metal production fell due to lower throughput, partly offset by higher grades. The lower throughput is the result of operational issues, mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation and mining lower grade areas within the ore-bodies.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Silver production at the Guanaceví mine during 2017 was 1,522,331 oz, a decrease of 17% compared to 1,823,337 oz in the first three quarters of 2016, and gold production was 3,495 oz, a decrease of 15% compared to 4,096 oz in the first three quarters of 2016. Plant throughput was 237,232 tonnes at average grades of 226 gpt silver and 0.52 gpt gold, compared to 279,591 tonnes grading 239 gpt silver and 0.52 gpt gold over the same period in 2016. Metal production fell due to lower throughput and silver grades, partly offset by higher silver recoveries. The lower throughput is a result of operational issues, mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation and mining lower grade areas within the ore-bodies.

Guanaceví Operating Costs

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
As a result of decreased production, direct production costs per tonne in Q3, 2017 rose significantly compared with Q3, 2016. The decreased production resulted in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 23% to $13.68 per oz of payable silver in Q3, 2017 compared to $11.12 per oz in Q3, 2016. Similarly the lower production resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to Q3, 2016, increased 9% to $23.47 per oz in Q3, 2017. This increase in all-in sustaining costs was a result of higher cash costs and management significantly increasing capital investments for the long-term benefit of Guanaceví operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
As a result of decreased production, direct production costs per tonne in 2017 rose significantly compared with 2016. Additionally, the direct costs per tonne were further impacted by lower ore grades resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 39% to $13.78 per oz of payable silver in 2017 compared to $9.93 per oz in 2016. The lower throughput, lower ore grades and higher development expenditures resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to Q3, 2016, increased 38% to $24.76 per oz in 2017. This increase in all-in sustaining costs was a result of higher cash costs and management significantly increasing capital investments for the long term benefit of Guanaceví operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Bolañitos Operations

The Bolañitos operation encompasses three silver-gold mines and a flotation plant. During the first nine months of 2017, the Company focused on extracting and processing accessible ore at the Bolañitos operation to maximize cash flow. Bolañitos provides steady employment for 363 people and engages 219 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2017 and 2016

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
114,526	132,686	(14%)	Ore tonnes processed	322,752	406,136	(21%)
85	76	12%	Average silver grade (g/t)	77	84	(8%)
81.1	78.8	3%	Silver recovery (%)	81.8	79.0	3%
253,787	255,350	(1%)	Total silver ounces produced	653,526	866,804	(25%)
243,635	245,136	(1%)	Payable silver ounces produced	627,385	832,132	(25%)
2.15	2.30	(7%)	Average gold grade (g/t)	2.26	2.34	(3%)
82.4	80.3	3%	Gold recovery (%)	84.0	81.1	4%
6,523	7,875	(17%)	Total gold ounces produced	19,706	24,794	(21%)
6,360	7,618	(17%)	Payable gold ounces produced	19,213	24,016	(20%)
710,397	806,600	(12%)	Silver equivalent ounces produced(1)	2,032,946	2,602,384	(22%)
(0.52)	(15.17)	97%	Cash costs per silver ounce(2)(3)	(4.54)	(9.13)	50%
1.81	(13.20)	114%	Total production costs per ounce(2)(4)	(1.94)	(4.68)	58%
3.96	(11.16)	135%	All in sustaining cost per ounce (2)(5)	1.89	(6.01)	131%
71.52	49.03	46%	Direct production costs per tonne(2)(6)	67.93	57.75	18%
10.97	8.07	36%	Silver co-product cash costs (7)	10.40	8.51	22%
829	564	47%	Gold co-product cash costs (7)	768	649	18%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Bolañitos Production Results

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Silver production at the Bolañitos mine was 253,787 oz in Q3, 2017, a decrease of 1% compared to 255,350oz in Q3, 2016, and gold production was 6,523 oz in Q3, 2017, a decrease of 17% compared to 7,875 oz in Q3, 2016. Plant throughput in Q3, 2017 was 114,526 tonnes at average grades of 85 gpt silver and 2.15 gpt gold, compared to 132,686 tonnes grading 76 gpt silver and 2.30 gpt gold in Q3, 2016. Silver and gold production were down due to lower throughput and gold grades, slightly offset by higher recoveries and silver grades. Since 2015, plant throughput has gradually reduced from 1,600 tpd to 1,000 tpd, as mine development and exploration was significantly reduced in 2016.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Silver production at the Bolañitos mine was 653,526 oz in 2017, a decrease of 25% compared to 866,804 oz in the first three quarters of 2016, and gold production was 19,706 oz in 2017, a decrease of 21% compared to 24,794 oz in the first three quarters of 2016. Plant throughput in 2017 was 322,752 tonnes at average grades of 77 gpt silver and 2.26 gpt gold, compared to 406,136 tonnes grading 84 gpt silver and 2.34 gpt gold in the first three quarters of 2016. Silver and gold production were down due to the lower throughput and grades, partly offset by higher recoveries.

At Bolañitos, silver grades were 19% lower than plan, while gold grades were 6% higher than plan. The LL-Asunción and Plateros ore zones currently being mined have significantly higher gold grades and lower silver grades compared to historical zones.

Bolañitos Operating Costs

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Direct production costs per tonne in Q3, 2017 increased 46% to $71.52 per tonne due to the reduced production. Additionally 2016 costs were lower significantly lower due to the processing of historical stockpiles carried at no values. Adjusting for the historical stockpile tonnes, the 2016 direct costs per tonne were estimated to be approximately $62 per tonne. The higher cost per tonne increased cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to negative $0.52 per oz of payable silver in Q3, 2017 compared to negative $15.17 per oz in Q3, 2016. All-in sustaining costs (also a non-IFRS measure) in Q3, 2017 increased to $3.96 per oz compared to negative $11.16 per oz in Q3, 2016 directly attributed to the increased costs with no historical stockpiles to process.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Direct production costs per tonne in 2017 increased 18% to $67.93 per tonne due to the reduced production activity. Additionally 2016 costs were lower significantly lower due to the processing of historical stockpiles carried at no values. Adjusting for the historical stockpile tonnes, the 2016 direct costs per tonne were estimated to be approximately $62 per tonne. The higher cost per tonne increased cash costs, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to negative $4.54 per oz in 2017 compared to negative $9.13 per oz in 2016. All-in sustaining costs (also a non-IFRS measure) in 2017 increased to $1.89 per oz compared to negative $6.01 per oz in 2016 due to increased exploration and development activity and higher allocation of corporate general and administrative charges.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

El Cubo Operations

Endeavour’s third mine, El Cubo, was acquired in July 2012 as an operational turn around opportunity and offered the potential to become a core asset with a reasonable reserve/resource mine life. El Cubo currently employs 619 people and engages 433 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2017 and 2016

Three Months Ended September 30			EL CUBO	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
133,609	140,866	(5%)	Ore tonnes processed	369,965	455,635	(19%)
135	128	5%	Average silver grade (g/t)	128	129	(1%)
83.7	84.0	(0%)	Silver recovery (%)	85.8	87.7	(2%)
485,370	486,911	(0%)	Total silver ounces produced	1,306,969	1,656,421	(21%)
465,955	467,434	(0%)	Payable silver ounces produced	1,254,690	1,590,164	(21%)
1.65	1.46	13%	Average gold grade (g/t)	1.52	1.46	4%
83.3	80.5	3%	Gold recovery (%)	84.2	79.9	5%
5,901	5,326	11%	Total gold ounces produced	15,229	17,083	(11%)
5,753	5,151	12%	Payable gold ounces produced	14,848	16,551	(10%)
898,440	859,731	5%	Silver equivalent ounces produced(1)	2,372,999	2,852,231	(17%)
6.37	9.16	(30%)	Cash costs per silver ounce(2)(3)	7.53	9.74	(23%)
7.13	9.99	(29%)	Total production costs per ounce(2)(4)	8.36	11.44	(27%)
17.95	11.60	55%	All in sustaining cost per ounce (2)(5)	19.78	11.94	66%
78.13	79.20	(1%)	Direct production costs per tonne(2)(6)	77.14	80.66	(4%)
11.21	12.98	(14%)	Silver co-product cash costs (7)	11.74	12.42	(5%)
847	908	(7%)	Gold co-product cash costs (7)	866	947	(9%)

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 19.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

El Cubo Production Results

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Silver production at the El Cubo mine was 485,370 oz in Q3, 2017, flat compared to 486,911 oz in Q3, 2016, and gold production was 5,901 oz in Q3, 2017, an increase of 11% compared to 5,326 oz in Q3, 2016. Plant throughput in Q2, 2017 was 133,609 tonnes at average grades of 135 gpt silver and 1.65 gpt gold, compared to 140,866 tonnes grading 128 gpt silver and 1.46 gpt gold in Q3, 2016. The higher metal production is a result of higher grades and gold recoveries offset by lower throughput.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Silver production at the El Cubo mine was 1,306,696 oz in 2017, a decrease of 21% compared to 1,656,421 oz in the first three quarters of 2016, and gold production was 15,229 oz in Q3, 2017, a decrease of 11% compared to 17,083 oz in the first three quarters of 2016. Plant throughput in 2017 was 369,965 tonnes at average grades of 128 gpt silver and 1.52 gpt gold, compared to 455,635 tonnes grading 129 gpt silver and 1.46 gpt gold in the first three quarters of 2016. The lower metal production resulted from lower throughput partly offset by higher gold grades and recoveries.

At El Cubo, both silver and gold grades have improved during the year. In late Q1, 2017 management instituted more cut and fill mining and less long hole mining in certain areas of the mine to reduce dilution and increase ore grades.

El Cubo Operating Costs

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)
Slightly lower throughput was offset by lower costs resulting slightly lower costs per tonne of $78.13. Higher productivity and fewer contractors helped to reduce the costs. An increase in metal grades and gold recoveries resulted in 30% reduced cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreasing in Q3, 2017 to $6.37 per oz of payable silver compared to $9.16 per oz in Q3, 2016. All-in sustaining costs increased 55% at $17.95 per oz in Q3, 2017 compared to $11.60 per oz in Q3, 2016. The increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long-term benefit of El Cubo operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)
Despite a 19% decrease in throughput in 2017 compared to 2016, costs on a per tonne basis marginally decreased 4%. Higher productivity and fewer contractors reduced the impact of reduced output. The lower costs per tonne and higher gold grade, recoveries and prices resulted in 23% lower cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), in 2017 decreasing to $7.53 per oz of payable silver compared to $9.74 per oz in 2016. All-in sustaining costs increased 66% to $19.78 per oz in 2017 compared to $11.94 per oz in 2016. The increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long-term benefit of El Cubo operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Development Activities

Terronera Project

Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed a Pre-Feasibility Study (PFS) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

At Terronera, work is currently focused on refinement of the project engineering and optimization studies on mining methods, crushing and grinding alternatives, and power alternatives. Permitting delays have affected the explosives, mine dumps and plant tailings permits, therefore management does not expect to break ground on mine development until the first quarter, 2018, with mine and plant commissioning anticipated to commence in the second half of 2019.

El Compas Project

The El Compas project is a high quality, permitted gold-silver mine and a modern leased plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and good acquisition potential to consolidate other properties with stranded resources and exploration targets in the area.

At El Compas, work has begun on installing project infrastructure, collaring the mine access ramp and refurbishing the plant. The Company is waiting for clarification from the state government of Zacatecas regarding an exemption from the new environmental taxes. A full explosives permit is expected to take until year-end due to a substantial slowdown in permitting. Mine development is proceeding using a low impact gun powder. Management therefore anticipates an increase in time to production compared to the PEA with mine and plant commissioning now expected to commence at the end of the first quarter, 2018. Any further delay in the explosives permit could impact the mine development and plant commissioning time line.

Exploration Results

In 2017, the Company’s exploration plan was to drill 64,000 metres (m) and spend $15.2 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 20,000 m of core drilling is planned at a cost of $3.0 million. At the exploration and development projects, 44,000 m is planned to be drilled at a cost of $10.5 million.

As of September 30, 2017 the Company had incurred $10.5 million on drilling, engineering studies and other exploration activities. Results of the engineering studies have been described under “Development Activities”.

At Terronera, management planned a $2.3 million, 10,000 m drill program to test other mineralized veins, complete the PFS, and advance the site infrastructure.At the end of Q1, 2017, management updated its NI 43-101 Mineral Resource and Reserve Estimates and completed a PFS as described under “Development Activities”. Subsequent to the completion of the PFS, a further 50 holes totaling 12,000 m of drilling were completed along the Terronera vein, La Luz vein and other veins. Exploration activities at Terronera continued to expand the high-grade, silver-gold mineralized zones to greater depths within the Terronera vein and at shallow depths within the La Luz vein. Drilling in the Terronera vein expanded the main high-grade, mineralized zone down to 400 m depths over a 600 m length, still open to the depth and to the southeast. In addition to the main zone, drilling intercepted mineralized footwall and hanging wall splays. In some places the splays merge to form one very thick mineralized zone.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Drilling in the La Luz vein, located about 2.2 kilometres northeast of the Terronera vein, expanded the new high-grade, mineralized zone over 500 m long by 250 m deep starting approximately 100 m below surface and still open to surface and to depth.

None of the drill results this year were included in the resource estimate and PFS for Terronera, and they indicate potential to expand resources and improve economics of both the Terronera and La Luz veins.

At El Compas, management approved a $3.0 million exploration program to drill 8,000 m testing new targets, and collar an 800 m exploration adit (subject to receiving the explosives permit and clarity on the new Zacatecas state environmental tax) to provide underground access to the resources in the El Compas and El Orito veins, confirm drill results, and assess geotechnical parameters for mining of the mineralized zones. The Company has drilled 11,300 m in 2017, released an initial NI43-101 Mineral Resource Estimate and completed a preliminary economic assessment (PEA) as described under “Development Activities”. The drilling was designed to test the Orito vein, the newly discovered Ana Camila veins and test other recently acquired prospective properties within the district. Drilling identified mineralization in some veins and results are being interpreted.

At Parral, management planned a $3.0 million budget to drill 18,000 m in order to confirm a portion of the historical resource, test multiple greenfields high-grade and bulk tonnage silver targets, and initiate a PEA. The potential for near-term, small scale contract mining and toll milling will also be evaluated. As of September 30, 2017, 18,000 m had been drilled at the La Colorada target to test a portion of the historical resource and at the Palmilla and San Patricio targets to test for new resources. Drilling has verified high grade silver mineralization within the Argentina-Remedios area of the Veta Colorada. Drilling highlights include 457 gpt silver over a 9.3 m true width and 4,641 gpt silver over a 2.3 m true width.

The Company planned a 5,000 m drill program at the Guadalupe y Calvo property in Chihuahua, Mexico and a 3,000 m drill program in Chile. Both properties are prospective: Guadalupe y Calvo for high-grade vein mineralization near the existing resource, and for bulk tonnage silver-lead-zinc manto mineralization in Chile. As of September 30, 2017, 2,500 m of drilling at Guadalupe y Calvo returned no significant results and the drill program in Chile was deferred to 2018.

Consolidated Financial Results

Three months ended September 30, 2017 (compared to the three months ended September 30, 2016)

For the three-month period ended September 30, 2017, the Company’s mine operating earnings were $7.3 million (Q3, 2016: $15.2 million) on sales of $39.8 million (Q3, 2016: $42.1 million) with cost of sales of $32.5 million (Q3, 2016: $26.9 million).

In Q3, 2017, the Company had operating earnings of $2.3 million (Q3, 2016: $10.0 million) after exploration costs of $3.4 million (Q3, 2016: $2.4 million) and general and administrative costs of $1.6 million (Q3, 2016: $2.8 million).

Earnings before taxes in Q3, 2017 were $1.3 million (Q3, 2016: $7.6 million) after finance costs of $0.2 million (Q3, 2016: $0.3 million), a foreign exchange loss of $0.6 million (Q3, 2016: $1.7 million), and investment and other expense of $0.2 million (Q3, 2016: expense of $0.4 million). The Company realized net earnings for the period of $1.0 million (Q3, 2016: $5.6 million) after an income tax expense of $0.3 million (Q3, 2016 $2.0 million).

Sales of $39.8 million in Q3, 2017 represented a 5% decrease over the $42.1 million for the same period in 2016. There was a 6% increase in silver ounces sold, offset by a 10% decrease in the realized silver price resulting in a 5% decrease in silver sales, and there was a 3% decrease in gold ounces sold with a 3% decrease in realized gold prices resulting in a 6% decrease in gold sales. During the period, the Company sold 1,275,922 oz silver and 13,759 oz gold, for realized prices of $17.20 and $1,299 per oz respectively, compared to sales of 1,200,467 oz silver and 14,228 oz gold, for realized prices of $19.16 and $1,340 per oz, respectively, in the same period of 2016. The realized price of silver was 1% higher of the average silver spot price during the period of $17.01. The realized price of gold during the period was 2% higher than the average gold spot prices during the period of $1,268 per oz, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

The Company decreased its finished goods silver inventory to 233,135 oz and decreased its finished goods gold inventory to 1,099 oz at September 30, 2017 compared to 277,082 oz silver and 1,056 oz gold at June 30, 2017. The cost allocated to these finished goods was $4.8 million at September 30, 2017 compared to $5.6 million at June 30, 2017. At September 30, 2017, the finished goods inventory fair market value was $5.3 million compared to the fair value of $6.5 million at June 30, 2017.

Cost of sales for Q3, 2017 was $32.5 million, an increase of 21% over the cost of sales of $26.9 million for the same period of 2016. The 21% decrease in cost of sales was primarily due to the strengthening of the Mexican peso against the U.S. dollar and more contribution from the higher cost El Cubo operation.

Exploration expenses increased in Q3, 2017 to $3.4 million from $2.4 million in the same period of 2016 primarily due drilling across the Company’s portfolio of development and exploration properties. Management has increased its exploration activity as precious metal prices have stabilized and expectations prices will rise in the near future. General and administrative expenses decreased by 43% to $1.6 million in Q3, 2017 compared to $2.8 million in the same period of 2016 primarily due to decreased costs for director’s deferred share units which are marked to market at each period end.

The Company experienced a foreign exchange loss of $0.6 million in Q3, 2017 compared to a loss of $1.7 million in Q3, 2016. The $0.6 million loss was primarily due to the weakening of the Mexican peso against the U.S. Dollar in from June 30, 2017 to September 30, 2017 which resulted in lower valuations on the peso denominated cash and receivable amounts.

There was an income tax expense of $0.3 million in Q3, 2017 compared to $2.0 million in Q3, 2016. The $0.1 million tax expense is comprised of $0.8 million in current income tax expense (Q3, 2016: $2.7 million) and $0.5 million in deferred income tax recovery (Q3, 2016: $0.7 million). The deferred income tax recovery of $0.5 million increased due to the appreciation of the Mexican peso and tax losses generated historically within profitable entities.

Nine months ended September 30, 2017 (compared to the nine months ended September 30, 2016)

For the nine-month period ended September 30, 2017, the Company’s mine operating earnings were $20.6 million (Q3, 2016: $34.4 million) on sales of $108.9 million (Q3, 2016: $128.1 million) with cost of sales of $88.3 million (Q3, 2016: $93.7 million).

Operating earnings were $4.1 million (Q3, 2016: $20.9 million) after exploration costs of $10.5 million (Q3, 2016: $5.5 million) and general and administrative costs of $6.0 million (Q3, 2016: $8.0 million).

Earnings before taxes were $6.0 million (Q3, 2016: $16.4 million) after finance costs of $0.6 million (Q3, 2016: $0.9 million), a foreign exchange gain of $2.4 million (Q3, 2016: foreign exchange loss of $3.0 million), and investment and other income of $0.1 million (Q3, 2016: expense of $0.6 million). The Company realized net earnings for the period of $7.0 million (Q3, 2016: $9.1 million) after an income tax recovery of $1.0 million (Q3, 2016 income tax expense of $7.3 million).

Sales of $108.9 million in the first three quarters of 2017 represented a 15% decrease over the $128.1 million for the same period in 2016. There was a 17% decrease in silver ounces sold, offset by a 4% increase in the realized silver price resulting in a 14% decrease in silver sales, and there was a 17% decrease in gold ounces sold and a flat realized gold prices resulting in a 17% decrease in gold sales. During the period, the Company sold 3,500,337 oz silver and 37,343 oz gold, for realized prices of $17.40 and $1,284 per oz respectively, compared to sales of 4,205,575 oz silver and 44,847 oz gold, for realized prices of $16.80 and $1,281 per oz, respectively, in the same period of 2016. The realized price of silver was approximately 1% higher than the average silver spot price during the period of $17.15. The realized price of gold during the period was approximately 3% higher than the average gold spot prices during the period of $1,251 per oz, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

The Company decreased its finished goods silver inventory to 233,135 oz and increased its finished goods gold inventory to 1,099 oz at September 30, 2017 compared to 330,587 oz silver and 883 oz gold at December 31, 2016. The cost allocated to these finished goods was $4.8 million at September 30, 2017 compared to $4.9 million at December 31, 2016. At September 30, 2017, the finished goods inventory fair market value was $5.3 million compared to the fair value of $6.4 million at December 31, 2016.

Cost of sales for the first three quarters of 2017 was $88.3 million, a decrease of 6% over the cost of sales of $93.7 million for the same period of 2016. The 6% decrease in cost of sales is primarily due to the decreased mining activity at the Guanaceví and Bolañitos mines partially offset by increased contribution of production from the El Cubo operation which is a higher cost project.

Exploration expenses increased in 2017 to $10.5 million from $5.5 million in the same period of 2016 primarily due drilling across the Company’s portfolio of development and exploration properties. Management has increased its exploration activity as precious metal prices have stabilized and expectations prices will rise in the near future. General and administrative expenses decreased by 25% to $6.0 million from $8.0 million in the same period of2016 primarily due to decreased costs for director’s deferred share units which are marked to market at each period end.

The Company experienced a foreign exchange gain of $2.4 million during the period compared to a loss of $3.0 million in the same period of 2016. The $2.4 million gain was primarily due to the strengthening of the Mexican peso against the U.S. Dollar during 2017, which resulted in higher valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $1.0 million in the first three quarters of 2017 compared to an income tax expense of $7.3 million for the same period of 2016. The $1.0 million tax recovery is comprised of $1.7 million in current income tax expense (Q3, 2016: f $7.6 million) and $2.7 million in deferred income tax recovery (Q3, 2016: $0.3) . Lower production and increased exploration activity reduced the profitability of the operations. The deferred income tax recovery of $2.7 million increased due to the appreciation of the Mexican peso and tax losses generated historically within profitable entities.

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Mine operating earnings	$7,302	$15,233	$20,592	$34,396
Share-based compensation	63	(208)	155	78
Amortization and depletion	4,394	2,761	11,778	12,059
Write down (recovery) of inventory to net realizable value	166	-	166	-
Mine operating cash flow before taxes	$11,925	$17,786	$32,691	$46,533

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Cash from operating activities	$4,598	$16,308	$9,989	$23,665
Net changes in non-cash working capital	(1,092)	8,071	(8,957)	(1,425)
Operating cash flow before working capital adjustments	$5,690	$8,237	$18,946	$25,090

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
except per share amounts	2017	2016	2017	2016
Operating cash flow before working capital adjustments	$5,690	$8,237	$18,946	$25,090
Basic weighted average shares outstanding	127,456,410	125,277,591	127,291,688	114,426,580
Operating cash flow before WC changes per share	$0.04	$0.07	$0.15	$0.22

EBITDA is a non-IFRS financial measure which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Net earnings (loss) for the period	$996	$5,586	$7,015	$9,114
Depreciation and depletion – cost of sales	4,394	2,761	11,778	12,059
Depreciation and depletion – exploration	34	10	102	41
Depreciation and depletion – general & admin	112	63	175	167
Finance costs	166	345	610	926
Current income tax expense	882	2,732	1,726	7,623
Deferred income tax expense (recovery)	(510)	(693)	(2,710)	(337)
Earnings before interest, taxes, depletion and amortization	$6,074	$10,804	$18,696	$29,593
Share based compensation	673	775	2,241	2,636
Adjusted earnings before interest, taxes depletion and amortization	$6,747	$11,579	$20,937	$32,229

17

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$8,696	$8,195	$10,509	$27,400	$7,271	$6,205	$10,557	$24,033
Royalties	324	61	72	457	93	76	78	247
Special mining duty (1)	-	166	(3)	163	(454)	334	738	618
Opening finished goods	(3,155)	(556)	(632)	(4,343)	(1,900)	(342)	(395)	(2,637)
Finished goods NRV adjustment	117	-	-	117	-	-	-	-
Closing finished goods	2,763	325	493	3,581	2,641	232	179	3,052
Direct production costs	8,745	8,191	10,439	27,375	7,651	6,505	11,157	25,313
By-product gold sales	(1,785)	(8,544)	(7,538)	(17,867)	(1,431)	(10,566)	(7,068)	(19,065)
Opening gold inventory fair market value	784	679	427	1,890	292	852	341	1,485
Closing gold inventory fair market value	(598)	(453)	(359)	(1,410)	(442)	(510)	(148)	(1,100)
Cash costs net of by-product	7,146	(127)	2,969	9,988	6,070	(3,719)	4,282	6,633
Amortization and depletion	3,490	564	340	4,394	1,651	602	508	2,761
Share-based compensation	21	21	21	63	(70)	(69)	(69)	(208)
Opening finished goods depletion	(1,150)	(39)	(19)	(1,208)	(341)	(57)	(50)	(448)
NRV cost adjustment	49	-	-	49	-	-	-	-
Closing finished goods depletion	1,141	22	13	1,176	416	8	1	425
Total production costs	$10,697	$441	$3,324	$14,462	$7,726	($3,235)	$4,672	$9,163

	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	74,649	114,526	133,609	322,784	82,059	132,686	140,866	355,611
Payable silver ounces	522,385	243,635	465,955	1,231,975	545,838	245,136	467,434	1,258,408

Cash costs per ounce	$13.68	($0.52)	$6.37	$8.11	$11.12	($15.17)	$9.16	$5.27
Total production costs per oz	$20.48	$1.81	$7.13	$11.74	$14.15	($13.20)	$9.99	$7.28
Direct production costs per tonne	$117.15	$71.52	$78.13	$84.81	$93.24	$49.03	$79.20	$71.18

18

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Expressed in thousands US dollars	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$25,603	$20,986	$28,342	$74,931	$21,612	$22,834	$36,406	$80,852
Royalties	886	163	188	1,237	288	217	227	732
Special mining duty (1)	-	451	(99)	352	(254)	789	738	1,273
Opening finished goods	(3,948)	-	(385)	(4,333)	(1,298)	(619)	(798)	(2,715)
Finished goods NRV adjustment	117	-	-	117	-	-	-	-
Closing finished goods	2,763	325	493	3,581	2,641	232	179	3,052
Direct production costs	25,421	21,925	28,539	75,885	22,989	23,453	36,752	83,194
By-product gold sales	(4,641)	(24,323)	(18,986)	(47,950)	(4,794)	(31,008)	(21,667)	(57,469)
Opening gold inventory fair market value	771	-	253	1,024	337	471	557	1,365
Closing gold inventory fair market value	(598)	(453)	(359)	(1,410)	(442)	(510)	(148)	(1,100)
Cash costs net of by-product	20,953	(2,851)	9,447	27,549	18,090	(7,594)	15,494	25,990
Amortization and depletion	9,242	1,557	979	11,778	5,226	3,927	2,906	12,059
Share-based compensation	51	52	52	155	26	26	26	78
Opening finished goods depletion	(567)	-	(1)	(568)	(203)	(261)	(242)	(706)
NRV cost adjustment	49	-	-	49	-	-	-	0
Closing finished goods depletion	1,141	22	13	1,176	416	8	1	425
Total production costs	$30,869	($1,220)	$10,490	$40,139	$23,555	($3,894)	$18,185	$37,846

	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	237,232	322,752	369,965	929,949	279,591	406,136	455,635	1,141,362
Payable silver ounces	1,520,809	627,385	1,254,690	3,402,884	1,820,903	832,132	1,590,164	4,243,199

Cash costs per ounce	$13.78	($4.54)	$7.53	$8.10	$9.93	($9.13)	$9.74	$6.13
Total production costs per oz	$20.30	($1.94)	$8.36	$11.80	$12.94	($4.68)	$11.44	$8.92
Direct production costs per tonne	$107.16	$67.93	$77.14	$81.60	$82.22	$57.75	$80.66	$72.89

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$7,146	($127)	$2,969	$9,988	$6,070	($3,719)	$4,282	$6,633
Operations stock based compensation	21	21	21	63	(70)	(69)	(69)	(208)
Corporate general and administrative	268	277	397	942	818	369	704	1,891
Corporate stock based compensation	157	167	227	551	377	170	325	873
Reclamation - amortization/accretion	7	4	10	21	6	5	10	21
Mine site expensed exploration	120	39	315	474	198	1	48	247
Capital expenditures sustaining	4,543	583	4,426	9,552	4,353	508	122	4,983
All In Sustaining Costs	$12,262	$964	$8,365	$21,591	$11,753	($2,735)	$5,422	$14,440
Growth exploration				2,865				0
Growth capital expenditures				1,284				474
All In Costs				$25,740				$14,914

	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	74,649	114,526	133,609	322,784	82,059	132,686	140,866	355,611
Payable silver ounces	522,385	243,635	465,955	1,231,975	545,838	245,136	467,434	1,258,408

Sustaining cost per ounce	$23.47	$3.96	$17.95	$17.53	$21.53	($11.16)	$11.60	$11.47
All In costs per ounce				$20.89				$11.85

Expressed in thousands US dollars	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$20,953	($2,851)	$9,447	$27,549	$18,090	($7,594)	$15,494	$25,990
Operations stock based compensation	51	52	52	155	26	26	26	78
Corporate general and administrative	1,124	1,293	1,510	3,927	2,395	1,095	2,092	5,582
Corporate stock based compensation	541	622	726	1,889	970	443	847	2,261
Reclamation - amortization/accretion	21	13	30	64	20	13	30	63
Mine site expensed exploration	349	778	802	1,929	631	140	375	1,146
Capital expenditures sustaining	14,624	1,277	12,257	28,158	10,613	872	128	11,613
All In Sustaining Costs	$37,663	$1,184	$24,824	$63,671	$32,746	($5,005)	$18,992	$46,733
Growth exploration				8,305				2,117
Growth capital expenditures				3,417				960
All In Costs				$75,393				$49,810

	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	237,232	322,752	369,965	929,949	279,591	406,136	455,635	1,141,362
Payable silver ounces	1,520,809	627,385	1,254,690	3,402,884	1,820,903	832,132	1,590,164	4,243,199
Silver equivalent production	1,766,981	2,032,946	2,372,999	6,172,926	2,110,057	2,602,384	2,852,231	7,564,672

Sustaining cost per ounce	$24.76	$1.89	$19.78	$18.71	$17.98	($6.01)	$11.94	$11.01
All In costs per ounce				$22.16				$11.74

20

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$8,696	$8,195	$10,509	$27,400	$7,271	$6,205	$10,557	$24,033
Royalties	324	61	72	457	93	76	78	247
Special mining duty (1)	-	166	(3)	163	(454)	334	738	618
Opening finished goods	(3,155)	(556)	(632)	(4,343)	(1,900)	(342)	(395)	(2,637)
Closing finished goods	2,763	325	493	3,581	2,641	232	179	3,052
Direct production costs	8,745	8,191	10,439	27,375	7,651	6,505	11,157	25,313

	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production	522,907	253,787	485,370	1,262,064	542,385	255,350	486,911	1,284,646
Average realized silver price	17.20	17.20	17.20	17.20	19.16	19.16	19.16	19.16
Silver value	8,994,000	4,365,136	8,348,364	21,707,501	10,392,097	4,892,506	9,329,215	24,613,817

Gold production	1,224	6,523	5,901	13,648	1,163	7,875	5,326	14,364
Average realized gold price	1,299	1,299	1,299	1,299	1,340	1,340	1,340	1,340
Gold value	1,589,976	8,473,377	7,665,399	17,728,752	1,558,420	10,552,500	7,136,840	19,247,760

Total metal value	10,583,976	12,838,513	16,013,763	39,436,253	11,950,517	15,445,006	16,466,055	43,861,577
Pro-rated silver costs	85%	34%	52%	55%	87%	32%	57%	56%
Pro-rated gold costs	15%	66%	48%	45%	13%	68%	43%	44%

Silver co-product cash costs	$14.21	$10.97	$11.21	$11.94	$12.27	$8.07	$12.98	$11.06
Gold co-product cash costs	$1,073	$829	$847	$902	$858	$564	$908	$773

Expressed in thousands US dollars	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$25,603	$20,986	$28,342	$74,931	$21,612	$22,834	$36,406	$80,852
Royalties	886	163	188	1,237	288	217	227	732
Special mining duty (1)	-	451	(99)	352	(254)	789	-	1,273
Opening finished goods	(3,948)	-	(385)	(4,333)	(1,298)	(619)	(798)	(2,715)
Finished goods NRV adjustment	117	-	-	117	-	-	-	-
Closing finished goods	2,763	325	493	3,581	2,641	232	179	3,052
Direct production costs	25,421	21,925	28,539	75,885	22,989	23,453	36,014	83,194

	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production	1,522,331	653,526	1,306,969	3,482,826	1,823,337	866,804	1,656,421	4,346,562
Average realized silver price	17.40	17.40	17.40	17.40	16.80	16.80	16.80	16.80
Silver value	26,488,559	11,371,352	22,741,261	60,601,172	30,632,062	14,562,307	27,827,873	73,022,242

Gold production	3,495	19,706	15,229	38,430	4,096	24,794	17,083	45,973
Average realized gold price	1,284	1,284	1,284	1,284	1,281	1,281	1,281	1,281
Gold value	4,487,580	25,302,504	19,554,036	49,344,120	5,246,976	31,761,114	21,883,323	58,891,413

Total metal value	30,976,139	36,673,856	42,295,297	109,945,292	35,879,038	46,323,421	49,711,196	131,913,655
Pro-rated silver costs	86%	31%	54%	55%	85%	31%	56%	55%
Pro-rated gold costs	14%	69%	46%	45%	15%	69%	44%	45%

Silver co-product cash costs	$14.28	$10.40	$11.74	$12.01	$10.76	$8.51	$12.17	$10.60
Gold co-product cash costs	$1,054	$768	$866	$886	$821	$649	$928	$808

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

21

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for		2017			2016			2015
share numbers and per share amounts
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$39,782	$32,636	$36,441	$28,650	$42,066	$44,510	$41,541	$41,991
Direct cost	27,400	23,483	24,048	21,044	24,033	26,975	29,844	32,033
Royalties	457	340	440	1,216	247	276	209	237
Mine operating cash flow	11,925	8,813	11,953	6,390	17,786	17,259	11,488	9,721
Share-based compensation	63	92	-	-	(208)	230	56	83
Amortization and depletion	4,394	3,271	4,113	1,893	2,761	4,144	5,154	10,674
Write down on inventory	166	-	-	-	-	-	-	234
Mine operating earnings (loss)	$7,302	$5,450	$7,840	$4,497	$15,233	$12,885	$6,278	($1,270)

Net earnings (loss)	$996	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829	(136,245)
Impairment charge, net of tax	-	-	-	-	-	-	-	134,000
Write down of marketable securities	-	-	-	-	-	-	-	-
Adjusted earnings (loss)	$996	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829	(2,245)

Basic earnings (loss) per share	$0.01	$0.00	$0.05	($0.04)	$0.04	$0.01	$0.02	($1.33)
Diluted earnings (loss) per share	$0.01	$0.00	$0.05	($0.04)	$0.04	$0.01	$0.02	($1.33)
Weighted shares outstanding	127,456,410	12,318,926	127,095,764	126,676,562	125,277,591	113,236,504	104,646,404	102,054,670

Net earnings (loss)	$996	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829	($136,245)
Amortization and depletion	4,540	3,333	4,182	1,994	2,834	4,211	5,222	10,775
Finance costs	166	208	236	246	345	294	287	331
Current income tax	882	545	299	132	2,732	3,480	1,411	628
Deferred income tax	(510)	(403)	(1,797)	991	(693)	459	(103)	(4,014)
Impairment charges	-	-	-	-	-	-	-	134,000
EBITDA	$6,074	$3,667	$8,955	($1,841)	$10,804	$10,143	$8,646	$5,475

22

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

The following table presents selected production information for each of the most recent eight quarters:

Highlights		2017			2016			2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	322,784	303,943	303,222	317,555	355,611	377,198	408,553	408,092
Guanaceví	74,649	74,984	87,599	87,850	82,059	98,756	98,776	105,039
Bolañitos	114,526	113,875	94,351	101,568	132,686	136,322	137,128	103,878
El Cubo	133,609	115,084	121,272	128,137	140,866	142,120	172,649	199,175
Silver ounces	1,262,064	1,143,788	1,076,974	1,088,845	1,284,646	1,551,851	1,510,065	1,732,765
Guanaceví	522,907	468,741	530,683	540,708	542,385	629,221	651,731	761,769
Bolañitos	253,787	231,016	168,723	185,813	255,350	276,885	334,569	251,363
El Cubo	485,370	444,031	377,568	362,324	486,911	645,745	523,765	719,633
Silver grade	144	135	126	123	133	148	137	156
Guanaceví	250	219	213	211	235	232	249	269
Bolañitos	85	78	66	71	76	80	94	90
El Cubo	135	137	111	103	128	156	108	131
Silver recovery	84.5	86.6	87.4	87.0	84.3	86.2	83.7	84.6
Guanaceví	87.2	88.8	88.5	90.7	87.5	85.4	82.4	83.9
Bolañitos	81.1	80.9	84.3	80.1	78.8	79.0	80.7	83.6
El Cubo	83.7	87.6	87.2	85.4	84.0	90.6	87.4	85.8
Gold ounces	13,648	13,058	11,724	11,402	14,364	15,649	15,960	15,433
Guanaceví	1,224	1,079	1,192	1,232	1,163	1,365	1,568	1,775
Bolañitos	6,523	6,965	6,218	5,926	7,875	8,470	8,449	5,166
El Cubo	5,901	5,014	4,314	4,244	5,326	5,814	5,943	8,492
Gold grade	1.58	1.58	1.41	1.35	1.55	1.58	1.50	1.40
Guanaceví	0.57	0.50	0.49	0.49	0.51	0.49	0.56	0.61
Bolañitos	2.15	2.27	2.40	2.22	2.30	2.38	2.33	1.88
El Cubo	1.65	1.6	1.31	1.24	1.46	1.56	1.38	1.57
Gold recovery	83.4	84.6	85.2	83.0	80.8	81.9	81.0	83.9
Guanaceví	89.5	89.5	86.4	89.0	86.4	87.7	88.5	86.2
Bolañitos	82.4	83.8	85.4	81.7	80.3	81.2	82.2	82.3
El Cubo	83.3	84.7	84.5	83.1	80.5	81.6	77.6	84.5
Cash costs per oz	$8.11	$8.36	$7.81	$9.39	$5.27	$5.37	$7.63	$9.76
Guanaceví	$13.68	$14.94	$12.85	$12.66	$11.12	$10.82	$8.09	$10.57
Bolañitos	($0.52)	($4.78)	($10.28)	($4.87)	($15.17)	($7.08)	($6.20)	$8.09
El Cubo	$6.37	$7.95	$8.52	$11.65	$9.16	$5.21	$15.87	$9.45
Total cost per oz(1)	$11.74	$12.02	$11.62	$11.31	$7.28	$8.30	$10.95	$16.11
Guanaceví	$20.48	$21.63	$18.94	$15.84	$14.15	$13.87	$11.01	$13.06
Bolañitos	$1.81	($2.07)	($7.43)	($3.59)	($13.20)	($1.67)	($0.67)	$17.94
El Cubo	$7.13	$8.78	$9.44	$11.92	$9.99	$6.97	$18.29	$18.80
AISC per oz	$11.74	$20.46	$18.24	$20.11	$11.47	$10.53	$11.12	$17.33
Guanaceví	$23.47	$27.40	$23.78	$26.74	$21.53	$20.11	$12.95	$14.67
Bolañitos	$3.96	$3.61	($3.82)	$1.02	($11.16)	($4.25)	($3.55)	$18.15
El Cubo	$17.95	$21.60	$20.00	$19.62	$11.60	$7.20	$18.11	$19.96
Costs per tonne	$84.81	$84.01	$75.77	$70.72	$71.18	$73.01	$74.26	$80.39
Guanaceví	$117.15	$111.42	$94.99	$93.60	$93.24	$83.38	$71.92	$93.59
Bolañitos	$71.52	$66.60	$65.18	$54.35	$49.03	$63.94	$60.03	$72.31
El Cubo	$78.13	$83.38	$70.12	$68.01	$79.20	$74.51	$86.91	$77.65

(1)	Total Production Cost per ounce

23

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Key Economic Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During 2017, the average price of silver was $17.15 per ounce, with silver trading between $15.95 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.13 per ounce during the nine months of 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.40 per silver ounce compared with $16.80 for the corresponding period in 2016.

During 2017, the average price of gold was $1,251 per ounce, with gold trading between $1,151 and $1,315 per ounce based on the London Fix PM gold price. This compares to an average of $1,260 per ounce during the first nine months of 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,284 per ounce compared with $1,281 for the corresponding period in 2016.

The major influences on precious metals prices from Q3, 2014 to January 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. From February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals. However, nearing the end of 2016, the U.S. election results revived sentiment in favour of the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. In 2017, investor uncertainty surrounding the effectiveness of the U.S. administration and its policies, particularly escalating signals of implementing tariffs has renewed interest in precious metals.

24

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the nine months ended September 30, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar. During 2017, the average foreign exchange rate was $18.88 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.28 during the nine months ended September 30, 2016, with a range of $17.17 to $19.82 Mexican pesos per U.S. dollar. The reversal of the trend is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During the nine months ended September 30, 2017, the Canadian dollar appreciated compared to the same period in 2016, with significant appreciation in the third quarter. During 2017, the average foreign exchange rate was $1.335 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.212 and $1.374. This compares to an average of $1.322 during the nine months ended September 30, 2016, within a range of $1.253 and $1.460 Canadian dollar per U.S. dollar.

25

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

2017 Outlook

Production
In 2017, the Company planned to produce at slightly lower throughput and higher silver grades compared to 2016, resulting in similar silver production and slightly lower gold production. Endeavour also planned to significantly increase investments in exploration and development programs to extend the existing mine lives and build new mines to fuel future growth.

In January, management guided 2017 silver production to be in the range of 5.2 to 5.7 million oz and gold production was expected be in the 50,000 to 53,000 oz range. However, three unrelated operating issues at Guanacevi caused production to fall below plan. The Santa Cruz mine encountered an influx of hot water and neither the pumping nor ventilation systems were capable of handling the increased water and heat so access to this area was lost due to flooding of the mine. Management implemented operational changes and made capital investments in 2017 to improve the pumping, ventilation and electrical systems and the mine was dewatered once again by late June.

Guanaceví also endured slower than planned mine development due to narrower vein widths than in the resource model resulting in lower mine output than planned. Management completed an internal review of reserves and resources and developed a revised mine plan for the balance of 2017. Due to the narrower widths, management in July re-estimated production to range from 800 to 900 tonnes per day, and revised Guanaceví 2017 forecast production guidance downwards to 2.0 to 2.1 million oz and 4,400 to 4,500 gold oz.

26

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Consolidated silver production was guided in July, 2017 to be in the range of 4.8 -5.2 million oz and gold production is expected be in the 49,100-51,200 oz range. Silver equivalent production is forecast to be 8.5 -9.0 million oz using a 75:1 silver:gold ratio, as shown in the table below.

Mine	Silver (M oz)	Gold (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	2.0-2.1	4.4-4.5	2.3-2.4	800-900
Bolañitos	0.9-1.0	21.5-22.5	2.5-2.7	1,000-1,100
El Cubo	1.9-2.1	23.2-24.2	3.6-3.9	1,300-1,500
Total	4.8-5.2	49.1-51.2	8.5-9.0	3,100-3,500

Operating Costs
In January, management guided 2017 cash costs, assuming $17 per oz silver price, $1,190 per oz gold price, and 20:1 Mexican peso per U.S. dollar exchange rate, net of gold by-product credits, to be $7.00 to $8.00 per oz of silver produced. Consolidated cash costs on a co-product basis were anticipated to be $10.75 to $11.75 per oz silver and $825 to $900 per oz gold.

All-in sustaining costs of production, net of gold by-product credits, in accordance with the World Gold Council standard, were estimated to be $15.25 to $16.25 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, all-in sustaining costs of production are estimated to be in the $14.75 to $15.75 range. Direct operating costs were estimated to be in the range of $75 to $80 per tonne.

Costs per tonne have been higher than guidance due the lower mine output and grades than planned and the appreciation of the Mexican peso. Cash costs were slightly above the guidance range as higher recoveries helped offset the lower throughput. Management expects 2017 cash costs to fall within the revised guided range for fiscal 2017. The lower throughput, appreciation of the Mexican peso and additional capital invested into Guanaceví will result in higher all-in sustaining costs than the revised guidance.

Capital Investments
During 2016, management focused on reducing sustaining exploration and capital investments at low precious metals prices to ensure positive cash flow for the Company. In 2017, Endeavour planned to invest $43.3 million on capital projects at the three operating mines, including $7.7 million of growth capital, all primarily for mine development, in order to access reserves and resources for mining. At today’s prices, the investments at operations will be covered by operating cash flow, while exploration and growth capital will be funded by the Company’s treasury. In July, management announced the development of the El Compas project that would result in an additional $7.5 million of growth expenditures to be incurred.

At Guanaceví, 9.2 km of mine development were budgeted at $11.3 million in the North Porvenir and Santa Cruz mines, which have been in production since 2004 and 2012, respectively. An additional $2.2 million was budgeted for ventilation, underground electrical and water control throughout the mine. The remaining $3.2 million was budgeted for new mobile equipment to aid the significant planned development, site infrastructure and equipment.

Management has also approved an additional 2.5 km of development, budgeted at $7.1 million, to access two new ore bodies currently not in production. The development of the Milache mine access ramp is now underway and the development of the Santa Cruz Sur mine access ramp is expected to commence in the fourth quarter, 2017.

At Bolañitos, 5.0 km of mine development were budgeted at $5.1 million to access reserves and resources in LL-Asunción, Plateros, and mineralized fill from historic stopes not included in resources. An additional $0.5 million was planned to purchase various mine equipment required for the year.

At El Cubo, 7.8 km of mine development are budgeted at $8.4 million, and $2.0 million was budgeted for supporting underground infrastructure mainly in the Villalpando vein. An additional $1.4 million was budgeted for mobile mine equipment and $1.4 million on plant equipment and infrastructure.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital
Guanaceví	$13.5 million	$3.2 million	$16.7 million	$7.1 million
Bolañitos	$5.1 million	$0.6 million	$ 5.7 million	-
El Cubo	$10.4 million	$2.8 million	$13.2 million	-
Corporate	-	-	-	$0.6 million
El Compas	-	-	-	$7.5 million
Total	$29.0 million	$6.6 million	$35.6 million	$15.2 million

Liquidity and Capital Resources

Cash and cash equivalents decreased from $72.3 million at December 31, 2016 to $43.5 million at September 30, 2017, while the amount drawn on the credit facility decreased by $7.5 million to $1.5 million. The Company had working capital of $70.3 million at September 30, 2017 (December 31, 2016 - $81.6 million). The $11.3 million decrease to working capital is due to the re-investment into the long-term future of the mines and repayment of the credit facility, offset by cash generated from operating activities.

Operating activities generated cash of $10.0 million during the first three quarters of 2017 compared to generating $23.7 million of cash during the same period in 2016. The significant non-cash adjustments to the net income of $7.5 million were amortization and depletion of $12.1 million, share-based compensation of $2.2 million, finance costs of $0.6 million, a deferred income tax recovery of $2.6 million, an unrealized foreign exchange gain of $0.6 million and a change in non-cash working capital of $9.0 million. The change in non-cash working capital was primarily due to the reduction of the credit facility, payment of income taxes and special mining duty, offset by an increase in accounts payable, and an increase in accounts receivable and inventories.

Investing activities during the period used $31.6 million compared to $12.1 million in the same period of 2016. The investments in 2017 primarily relate to mine development at Guanaceví, and El Cubo. The investments in 2016 primarily relate to mine development at Guanaceví, offset by proceeds on the sale of available for sale assets and a return of a long term deposit.

Capital spending totaled $32.1 million in property, plant and equipment during the first three quarters 2017, including $0.5 million property acquisition paid for with common shares. At Guanaceví, the Company invested $14.6 million, with $11.5 million spent on 8.0 kilometres of mine development, $1.9 million on mine equipment, $0.5 million on the plant and tailings dam, $0.6 million on upgrading information technology infrastructure, and $0.1 million on vehicles. At El Cubo, the Company invested $12.3 million, including $9.3 million on 7.8 kilometres of mine development, $2.1 million on mine equipment, $0.7 million on the plant, and $0.2 million on other equipment. At Bolañitos, the Company invested $1.3 million on various equipment. At El Compas, the Company has spent a total of $2.4 million, including $0.9 million for the Calicanto and Veta Grande properties and $0.2 million on concession taxes, $1.1 million on El Compas infrastructure and $0.2 million on vehicles. The Company spent $0.6 million on corporate office and equipment and $0.3 million concession taxes.

Financing activities during the first three quarters of 2017 decreased cash by $7.8 million, compared to increasing cash by $51.9 million during the same period in 2016. During the first three quarters of 2017, the Company paid $7.5 million to reduce its credit facility and $0.4 million in interest, offset by proceeds of $0.1 million received from exercised stock options. By comparison, during the first three quarters of 2016, the Company paid $10.5 million to reduce its credit facility, paid $0.6 million in interest, paid debt issuance costs of $0.5 million, reduced its finance lease obligation by $0.5 million which was offset by gross proceeds through an at-the-market financing of $55.4 million, proceeds of $10.5 million received from exercised stock options and paid $1.9 million in share issue costs.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2017 capital requirements and commitments. The Company is assessing alternatives including equity, debt or a combination of the both to fund future growth, including the development of the Terronera project.

28

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

As at September 30, 2017, the Company’s issued share capital was $450.6 million, representing 127,456,410 common shares, and the Company had options outstanding to purchase 5,911,050 common shares with a weighted average exercise price of CAN $4.01.

Pursuant to an amended and restated credit agreement with The Bank of Nova Scotia (“Scotiabank”) dated April 15, 2016 (the “Credit Agreement”), the Company has a credit facility with Scotiabank for general corporate purposes. The Credit Agreement provides for a two-year term loan of $22 million (the “Loan”), amortized quarterly and expiring December 31, 2017, with $2.5 million to be repaid each quarter. The interest rate margin on the Loan is 4.5% over LIBOR. The Loan is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The Credit Agreement contains a number of covenants that impose financial or operating restrictions on the Company, including a provision that “Tangible Net Worth of the Company” for the purposes of the Loan must be greater than $45.9 million. At September 30, 2017, the Company had $1.5 million outstanding under the Loan. The Company paid $0.3 million of interest expense during the period in financing costs.

Facility Financial Covenants	Facility Financial Requirements	Sep 30, 2017	Dec 31, 2016
Leverage ratio	< 3.00:1	0.08	0.29
Interest service coverage ratio	> 4.00:1	45	45
Tangible net worth (000's)	>45,900	143,048	133,215

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million (U.S.$5.9 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed (U.S.$2.0 million), MXN 17.7 million (U.S.$0.9 million) in inflationary charges, MXN 40.4 million (U.S.$1.9 million) in interest and MXN 23.0 million (U.S.$1.1 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at September 30, 2017, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

See 2017 Outlook on page 26 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at September 30, 2017:

Payments due by period (in thousands of dollars) Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital Assets purchases	$150	$150	$-	$-	$-
Operating lease	2,923	248	510	530	1,635
Credit facility	1,500	1,500	-
Other Long-Term Liabilities	7,910	-	7,910	-	-
Total	$12,483	$1,898	$8,420	$530	$1,635

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp.and with Aztec Metals Corp., which are considered related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $5,000 and $21,000 for the three and nine months ended September 30, 2017 respectively (September 30, 2016 - $11,000 and $33,000 respectively). The Company had a $2,000 net receivable related to administration costs outstanding as at September 30, 2017 (December 31, 2016 – $4,000).

The Company was charged $8,000 and $50,000 for legal services for the three months and nine months ended

September 30, 2017 respectively by Koffman Kalef LLP, a legal firm in which the Company’s corporate secretary is a partner (September 30, 2016 - $24,000 and $234,000 respectively). The Company has $Nil payable to the legal firm as at September 30, 2017 (December 31, 2016 - $Nil).

Financial Assets and Liabilities

As at September 30, 2017, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at September 30, 2017		As at December 31, 2016
Expressed in thousands US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$43,548	$43,548	$72,317	$72,317
Available for sale assets	158	158	85	85
Trade receivables	6,839	6,839	6,703	6,703
Other receivables	28,497	28,497	18,857	18,857
Total financial assets	$79,042	$79,042	$97,962	$97,962

Financial liabilities:
Accounts payable and accrued liabiities	$20,822	$20,822	$18,229	$18,229
Credit facility	1,500	1,500	9,000	9,000
Total financial liabilities	$22,322	$22,322	$27,229	$27,229

30

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

As at September 30, 2017
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$158	$158	$-	$-
Trade receivables	6,839	-	6,839	-
Total financial assets	$6,997	$158	$6,839	$-

Financial liabilities:
Deferred share units	$1,291	$1,291	$-	$-
Total financial liabilities	$1,291	$1,291	$-	$-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSU’s are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s stock at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

31

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the Credit Facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) which is authorized at the state level compared to the Company’s other significant operating entities which are authorized at the federal level. At September 30, 2017, El Cubo holds $12.4 million in IVA receivables which the Company and advisors deem to be recoverable from tax authorities (December 31, 2016 – $10.1 million). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate plus 4.5%, payable according to the quoted rate term. The interest rate charge for the year was approximately 5.83% .. As at September 30, 2017, with other variables unchanged, a 10% increase in the LIBOR rate would be result in minimal additional interest expense.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At September 30, 2017 there are 222,479 oz of silver and 2,760 oz of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at September 30, 2017, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.7 million.

Outstanding Share Data

As of October 30, 2017, the Company had the following securities issued and outstanding:

  127,456,410 common shares
  5,815,050 common shares issuable under stock options with a weighted average exercise price of CAN$4.01 per share expiring between November 8, 2017 and May 4, 2022.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 effective January 1, 2018 on a prospective basis. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

The Company intends to adopt IFRS 9 effective January 1, 2018 on a prospective basis. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2017

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

As a result of the ongoing production issues at Guanacevi and revised mine plan, the Company reviewed the Guanacevi CGU for value in use during the quarter which resulted in no additional impairment to previous impairment charges. As previously disclosed, any modest decrease in any one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plan and associated increase in per-unit costs, Management’s long term estimates have not significantly changed from the prior year.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2016 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the nine months ended September 30, 2017 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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